Annual Report

2025
Highlights



METTLER TOLEDO

METTLER TOLEDO

METTLER TOLEDO (NYSE:MTD) is a leading global supplier of precision instruments and services. We have strong leadership positions in all of our businesses and believe we hold global number-one market positions in most of them. We are recognized as an innovation leader and our solutions are critical in key R&D, quality control, and manufacturing processes for customers in a wide range of industries including life sciences, food, and chemicals. Our sales and service network is one of the most extensive in the industry. Our products are sold in more than 140 countries and we have a direct presence in approximately 40 countries. With proven growth strategies and a focus on execution, we have achieved a long-term track record of strong financial performance.

$4.026 billion
Sales

29.6%
Adjusted Operating Profit Margin

$42.73
Adjusted Earnings per Share

$878 million
Free Cash Flow

~18,100
Workforce

On the cover: Our NineFocus multi-parameter benchtop meter provides precise measurements of pH, conductivity, ion concentration, and dissolved oxygen. When paired with our digital sensors and autosamplers, NineFocus can significantly boost productivity and support compliance in quality control labs. METTLER TOLEDO is a global leader in precision laboratory instruments.

Financial Highlights

2025 At-a-Glance

+3%
Local currency sales

-40 basis points
Adjusted operating profit margin

+4%
Adjusted EPS

-3%
Free cash flow

Sales
($ in millions)



Local Currency CAGR 5% [1]

Year	Sales
2015	2,395
2016	2,508
2017	2,725
2018	2,936
2019	3,009
2020	3,085
2021	3,718
2022	3,920
2023	3,788
2024	3,872
2025	4,026

Sales by Customer Destination



42% Americas 29% Europe 29% Asia and Other

Adjusted Operating Profit Margin [2]
(in %)



21.7 ... 29.6

Adjusted Earnings per Share [2]
(in dollars)



CAGR 13%

Year	EPS
2015	12.92
2016	14.80
2017	17.57
2018	20.32
2019	22.77
2020	25.72
2021	34.01
2022	39.65
2023	38.03
2024	41.11
2025	42.73

Free Cash Flow [2]
($ in millions)



CAGR 9%

Year	FCF
2015	365
2016	347
2017	415
2018	456
2019	531
2020	648
2021	822
2022	781
2023	908
2024	901
2025	878

[1] CAGR in USD for the period 2015 – 2025 is 5%.
[2] Represents non-GAAP financial measure; a reconciliation to U.S. GAAP metrics is provided in the appendix.

Providing Solutions
Across Our Customer's Value Chain



Scale-up and Production

R&D Laboratory

Quality Control Lab

R&D Laboratory

Our precise instruments are the foundation of research and quality control labs all over the world. High-performance weighing solutions offer a basis for solid R&D results. Pipettes are an essential tool for life science research. Thermal analysis instruments help to improve materials and their thermal behavior. Automated chemistry solutions accelerate the development of new chemicals.

Quality Control Lab

Quality control relies on fast and precise analytical measurement as well as good data management. Our analytical balances, titrators, pH meters, density meters, refractometers, melting point meters, pipettes, and UV/VIS spectrophotometers can be tailored to each customer's application. Together with LabX software, our instruments provide a fully documented workflow for every quality control lab.

Scale-up and Production

Our sensors for measuring critical liquid analytical parameters, such as pH and oxygen levels and water conductivity and resistivity as well as total organic carbon, enable pharmaceutical, biotech, and other companies to continuously ensure product quality and meet regulatory standards. Our transmitters and connectivity solutions make data collection and integration into control systems efficient and flexible.








Production and Filling   Packaging   Logistics   Food Retail

Production and Filling

We offer highly robust and durable industrial scales and terminals in all sizes, formats, and capabilities to monitor and control various manufacturing processes including applications for counting, formulation, and weight-based quality control. Software programs help increase productivity, improve product quality, and enhance the yield of manufacturing processes.

Packaging

Product inspection solutions help to safeguard product quality, safety, and integrity, inside and out. Our systems for metal detection, check-weighing, x-ray, and vision inspection provide confidence that product quality is maintained, compliance with industry standards is achieved, and consumers and brands are protected.

Logistics

Our vehicle scale systems offer the highest level of accuracy and can prevent unexpected downtime thanks to a unique design and remote diagnostics capabilities. For express and freight carriers, in-motion weighing and dimensioning solutions provide revenue recovery opportunities at highest throughputs and read rates.

Food Retail

From retailers' receiving docks to their checkout counters, we enhance efficient handling of fresh goods with weighing, packaging, pricing, wrapping, and labeling solutions. Connected scales greatly facilitate in-store marketing, fresh item management, promotions, and more.






3



Patrick Kaltenbach
President and
Chief Executive Officer

Dear Fellow Investors

I am extremely proud of the resilience and agility our organization displayed in 2025 as we successfully navigated global trade disputes and soft market conditions. Again our unique culture was instrumental in overcoming a challenging environment. We delivered good financial results for the year considering market conditions and tariff costs, and we made excellent progress on many of our strategic priorities.

We continue to benefit from the execution of our global sales and marketing programs and investments to enhance our innovative product portfolio. Our growth initiatives and targeted investments provided tangible benefits in 2025.

2025 Financial Highlights

- Sales were $4.0 billion, an increase of 3% in local currency over 2024.
- Adjusted Operating Profit was $1.19 billion, a decline of 1%.
- Adjusted EPS was $42.73, an increase of 4%.
- Free cash flow of $878 million approximated net income and was used primarily for share repurchases.

Local currency sales increased 3% in 2025, or 4% excluding acquisitions and the recovery of delayed product shipments that benefited our results in 2024. While market demand in our core segments was soft, we benefited from our strong product offering, our focus on the more attractive, faster-growing segments of the market, and our effective execution of growth initiatives in each region.

Our Laboratory business capitalized on strong growth in bioproduction, offsetting market headwinds from reduced demand in biotech and academia. Our core Industrial business was resilient and benefited from our solutions that enable automation and digitalization. Product Inspection leveraged its upgraded product portfolio to deliver strong sales growth despite continued weaker market conditions in food manufacturing.

Adjusted Operating Profit declined 1% for the year. Incremental import tariffs represented a $50 million or 5% incremental gross headwind. Our pricing and global supply chain teams proactively implemented mitigation and optimization strategies to minimize the impact of tariffs. We expect to fully offset current tariff costs in 2026.

As we have in recent years, we converted nearly all of our Adjusted Net Income into free cash flow, an excellent result that allowed us to return $800 million to shareholders through our share repurchase program. While our growth strategy is focused on organic growth, we also completed the acquisition of several distribution partners that expanded our direct sales and service capabilities and added new service offerings. Additionally, we acquired a small life science equipment product line that complements our Ohaus portfolio.

Continuing Our Excellence in Sales and Marketing

Our Spinnaker sales and marketing excellence program has been pivotal in navigating changing market conditions and capturing growth. The program continues to provide our sales force with digital capabilities, tools, and methodologies to engage our most strategic accounts, while helping us grow our most attractive businesses, gain market share, and optimize our pricing.

Spinnaker 6, the recent wave of our sales, service, and marketing program to drive growth and operational excellence, is underway in most of our market organizations around the world. In particular, Spinnaker 6 enhances our customer experience and leverages new possibilities offered by the digitalization of processes and customer interactions.

Through our unique big data analytics capabilities, we are targeting our most attractive pockets of growth and optimizing opportunities in hot segments. Our TopK program provides valuable insights into emerging investment opportunities in prioritized segments, and it improves our cross-selling capabilities by leveraging advancements in artificial intelligence.

We will be strengthening our collection of digital tools and value-selling capabilities for up-selling and cross-selling in 2026. This expansion will complement our existing suite of digital tools for our direct sales force and will include new knowledge-sharing tools to enhance pipeline management and facilitate collaborative selling. Our expanded digital capabilities also will increase the effectiveness of our demand generation and sales force guidance activities by optimizing the deployment of our technical application specialists and field sales resources to reach new customers.

In addition, Spinnaker has been instrumental in driving healthy growth in our Service business in recent years. Service is an important and profitable component of our growth strategy, and it has benefited from dedicated investments in field resources, telesales, and big data analytics. Service also has significant growth potential given our large installed base of instruments, and we will put additional resources toward identifying and capturing those opportunities in 2026.

Accelerating Our Innovation Leadership

Our commitment to technology leadership and innovation remains at the forefront of all we do. In recent years, we have accelerated our rate of innovation to help our customers generate new insights, improve workflows through automation and digitalization, and capture more precise and reliable measurements from our instruments. Our dedication to continuously bringing innovations to market helps increase our value proposition, stimulate replacement demand, gain market share, and support our price premiums in the marketplace.

Over the last three years, we have invested $575 million in research and development, resulting in a product portfolio that is stronger than ever. New investments under our R&D Accelerator program are helping us capitalize on emerging growth opportunities, and a new structured process under our JetStream program is better integrating the voice of the customer into our development processes and accelerating time to market for innovations.

An exciting example of our product innovation is our recently launched NineFocus benchtop meter. This high-performance, high-end, multi-parameter instrument provides exceptionally accurate pH, conductivity, ion concentration, and dissolved oxygen measurements. When used with our broad selection of digital sensors, NineFocus provides consistent, accurate results that support regulatory compliance with automatic data transfer to our LabX software. Paired with our InMotion autosampler, this instrument allows users to calibrate, verify, and measure over 300 samples fully automatically and unattended, providing a considerable productivity benefit in busy quality control labs.

Our innovative portfolio is also helping us capitalize on growing investments in hot market segments around the world. These market segments include bioprocessing facilities for popular new drug modalities like GLP-1 weight loss medications, chip production to meet increasing demand for semiconductors, and power-generating facilities and data centers that are supporting the AI boom. Our broad portfolio of analytical instruments, process analytics sensors, and weighing devices are used by biopharmaceutical companies and semiconductor manufacturers throughout their value chains, from research and development to production and quality control. As an example, our ultrapure water analyzers, such as our 6000TOCi, are important for precisely measuring ultrapure water used during chip manufacturing and for monitoring water quality in power-generating facilities and data centers.



"Built with the highest analytical standards, the NineFocus benchtop meter provides precise multi-parameter measurements from one intelligent, modular instrument with LabX software connectivity."





METTLER TOLEDO
InLab® Max Pro-DES

METTLER TOLEDO
NineFocus
METTLER TOLEDO
7.000
1413.0
8.3

METTLER TOLEDO
CAL / Calibration with diagnostics
Appearance Check
METTLER TOLEDO | InLab® Expert Pro-DES
Broken
Maintenance
Good
Reset

Benefiting from an Agile Supply Chain

Our SternDrive program and global supply chain organization were critical in helping us manage through complex global trade disputes and tariffs in 2025. Our team accelerated and implemented effective supply chain optimization strategies, and we continue to focus on evolving our regional manufacturing capabilities to increase flexibility and resiliency.

Our supply chain organization responded very well to disruptions from tariffs and implemented mitigation activities to optimize and de-risk our supply chain. We will continue to evolve and optimize our global production footprint in the future.

SternDrive, our global operational excellence program for continuous improvement within our supply chain, manufacturing, and back-office operations, remains an important contributor to our margin expansion initiatives. We have many exciting initiatives underway and have made great strides in implementing Smart Manufacturing approaches that leverage automation to a greater degree in our production facilities.

We continue to strive to improve margins by enhancing our value proposition via innovation, more effectively pricing our products and services, and improving our mix of higher-margin businesses such as Service. While increased tariff costs pressured our operating margins in 2025, we remain committed to continuing our strong track record of margin expansion as market conditions return to normal.

Enhancing Our Edge in Digitalization and AI Technologies

We intend to build on our deep expertise in big data analytics to fully capture the benefits of emerging digitalization and AI technologies. We started our ambitious Blue Ocean journey over 15 years ago, and today we have successfully transitioned over 95% of our global employees to a single-instance technology platform, a critical enabler and key competitive advantage.

Our rich data and harmonized processes from Blue Ocean have enabled us to move quickly to deploy new digitalization technologies throughout our global workforce. Our digitalization and AI priorities cover three areas: new digital solutions that strengthen the value proposition of our product and software offering, solutions that enhance our customers' experience, and internal tools that improve our productivity and effectiveness.

We are integrating AI and data connectivity into our instruments to support customers' digital and AI initiatives by providing structured, cyber-secure data and advanced connectivity. We also offer intelligent software solutions such as AIWizard for thermal analysis instrumentation, ScaleUp software for automated chemistry solutions to reduce the time and increase the efficiency of chemical analyses, and imaging technologies in our product inspection and food retailing solutions that bring differentiated customer value.



> The 6000TOCi online sensor delivers true continuous measurement of total organic carbon in pure water applications where the rapid detection of changes is critical.





M800
METTLER TOLEDO
METTLER
Ch1_M1 0.62 ppb TOC
Ch1_M2 23.2 °C
Ch1_M3 0.06 µS/cm
Ch1_M4 LmpDLI
ISM

METTLER TOLEDO
THORNTON
6000TOCi
Fault
Error
Sensor Status
UV Lamp On

6000TOCi
Fault
Error
Sensor Status
UV Lamp On

We are also deploying digital solutions for our customers that enhance their experience from researching our solutions to placing orders to managing post-sale service. For example, new personalized portals provide customers with seamless access to information about their installed base, service history, and certification data.

Internally, we are uniquely positioned to leverage new technologies with our rich data, harmonized processes, and wealth of internal tools and materials. In addition to using bots and AI-driven tools to boost efficiency and effectiveness across all functions, we have adopted generative AI applications and predictive analytics to improve productivity, knowledge sharing, people development, and decision making.

In 2026, we will continue to focus on digital customer-facing and growth solutions and pursue automation and AI productivity opportunities, applications, and product innovation.

Well Positioned to Capture Growth

Throughout 2025, our team's resilience and agility were important differentiators, and our high-performance culture once again helped us rise to the challenge of difficult times. We believe that these advantages, combined with our focus on operational excellence and our sophisticated growth initiatives via our Spinnaker sales and marketing program, will provide tangible benefits over the coming year as well.

Our team is squarely focused on capturing the exciting growth opportunities before us. We continue to invest in products that meet our customers' needs for automation and digitalization and support their investments in onshoring. We serve attractive end-markets and are benefiting from hot segment opportunities such as GLP-1 medications and semiconductors. Service remains a significant opportunity, and we expect to continue to increase the percentage of our installed base that we service. Thanks to our global footprint, we are also positioned to capitalize on above-average growth in emerging markets. Our strategic initiatives and strong culture of innovation and operational excellence are deeply embedded in our organization and will help us continue to gain share and deliver strong financial performance.

I want to offer my sincere thanks to our global team of employees: Your dedication, resolve, and talents are the heart of our Company's success, and I continue to be inspired by your passion for growth and commitment to our customers. I also offer deep appreciation to our customers and shareholders for your trust and support, which we hold in the highest regard.

Sincerely,

Patrick Kaltenbach
President and CEO

February 6, 2026

The X3 Series of x-ray inspection systems combines exceptional detection capabilities with hygienic design for effective inspection of bulk food and pharmaceuticals.







Appendix

GAAP to Non-GAAP Measure Reconciliation

Dollars in Millions	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
GAAP consolidated net sales	$2,395	$2,508	$2,725	$2,936	$3,009	$3,085	$3,718	$3,920	$3,788	$3,872	$4,026
Local currency sales growth	3%	7%	8%	6%	5%	2%	18%	11%	(3%)	3%	3%
Foreign exchange impact	(7%)	(2%)	1%	2%	(3%)	1%	3%	(6%)	0%	(1%)	1%
Reported USD Sales Growth	(4%)	5%	9%	8%	2%	3%	21%	5%	(3%)	2%	4%

Operating Margin % Reconciliation	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Earnings before tax (GAAP)	$463	$504	$574	$652	$681	$749	$949	$1,071	$974	$1,037	$1,049
Amortization	31	36	43	48	50	57	63	66	72	73	74
Interest expense	27	28	33	35	37	39	43	55	77	75	69
Restructuring charges	11	6	13	18	16	11	5	10	33	20	18
Other charges (income), net	(1)	8	(6)	(22)	(6)	(14)	(3)	(9)	(4)	(5)	(17)
Pension reclassification	(13)	(10)									
Adjusted Operating Profit (non-GAAP)	$519	$573	$657	$731	$778	$841	$1,058	$1,192	$1,152	$1,200	$1,193
Adjusted Operating Profit % of Sales	21.7%	22.9%	24.1%	24.9%	25.9%	27.2%	28.5%	30.4%	30.4%	31.0%	29.6%

Earnings per Share (EPS)	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
GAAP earnings per share (EPS)	$12.48	$14.22	$14.24	$19.88	$22.47	$24.91	$32.78	$38.41	$35.90	$40.48	$42.05
Purchased intangible amortization, net of tax	0.14	0.18	0.27	0.39	0.43	0.46	0.70	0.87	0.93	0.94	1.02
Restructuring charges, net of tax	0.30	0.18	0.38	0.56	0.50	0.35	0.18	0.34	1.20	0.76	0.70
Acquisition (gain) cost, net of tax		0.03	0.05	(0.74)			0.35	0.03			(0.09)
Tax items			2.73	0.14	(0.63)					(1.07)	(0.95)
Other		0.19	(0.10)	0.09							
Adjusted EPS (non-GAAP)	$12.92	$14.80	$17.57	$20.32	$22.77	$25.72	$34.01	$39.65	$38.03	$41.11	$42.73

Figures may not foot due to rounding.

Corporate Information

Corporate Offices

Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, Ohio 43240-4035
Phone 614-438-4511

Im Langacher 44
CH-8606 Greifensee, Switzerland
Phone +41-44-944 22 11

www.mt.com

Transfer Agent and Registrar

Computershare Trust Company N.A. acts as
primary Transfer Agent and Registrar for the
Company. Questions should be sent to:
> Computershare
> C/O: Shareholder Services
> P.O. Box 43078
> Providence, RI 02940-3078
> Phone 866-322-7862
> www-us.computershare.com/investor

Annual Meeting

The annual meeting of shareholders will be
held at 8 a.m. on Thursday, May 7, 2026.
A notice of the meeting, together with a form
of proxy and a proxy statement, will be mailed
to shareholders on or about March 18, 2026.

Investor Relations

Direct requests for information to:
> Adam Uhlman
> Investor Relations
> 1900 Polaris Parkway
> Columbus, Ohio 43240-4035
> Phone +1 614-438-4794
> adam.uhlman@mt.com

Officers

Patrick Kaltenbach
President and
Chief Executive Officer

Sébastien Berrous
European Market Organizations

Susan Graham-Bryce
Chief Human Resources Officer

Marc de La Guéronnière
North American Market Organization,
Global Service, and Commercial Excellence

Stefan Heiniger
Laboratory

Gerry Keller
Process Analytics

Markus Koepfli
Chief Information Officer

Elena Markwalder
Industrial

Michelle Roe
Chief Legal Officer

Shawn P. Vadala
Chief Financial Officer

Oliver Wittorf
Product Inspection, Retail, and
Global Supply Chain

Richard Wong
Asia / Pacific

Board of Directors

Roland Diggelmann
Chair of the Board
Former CEO,
Smith & Nephew plc
Director since 2022

Domitille Doat-Le Bigot
Operating Partner, Technology,
AI Acceleration and Data,
Eurazeo LBO Strategies
Director since 2020

Elisha W. Finney
Retired CFO,
Varian Medical Systems Inc.
Director since 2017

Michael A. Kelly*
Retired Executive Vice President –
Electronics and Energy,
3M Company
Director since 2008

Pablo Perversi
President, EMEA,
Danone
Director since 2025

Thomas P. Salice
Co-Founder and Managing Member,
SFW Capital Partners, LLC
Director since 1996

Brian Shepherd
Former Senior Vice President,
Software and Control,
Rockwell Automation, Inc.
Director since 2024

Michael J. Tokich
Senior Financial Advisor,
STERIS plc
Director since 2026

Dr. Wolfgang Wienand
Chief Executive Officer,
Lonza Group Ltd.
Director since 2023

Ingrid Zhang
Chief Commercial Officer, International,
Novartis
Director since 2023

* Will not stand for re-election in May 2026

www.mt.com

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